================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            ------------------------

                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                           (Name of Subject Company)

                             DESI ACQUISITION, INC.
                               BOWNE & CO., INC.
                                   (Bidders)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   25786M108
                     (CUSIP Number of Class of Securities)

                               DENISE K. FLETCHER
                            CHIEF FINANCIAL OFFICER
                               BOWNE & CO., INC.
                               345 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                           TELEPHONE: (212) 924-5500
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

AMOUNT PREVIOUSLY PAID: $23,051
FORM OR REGISTRATION NO.: SCHEDULE 14D-1
FILING PARTY: BOWNE & CO., INC. AND DESI ACQUISITION, INC.
DATE FILED: JUNE 3, 1998

================================================================================

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on June 3, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by DESI Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Bowne & Co., Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Donnelley Enterprise Solutions Incorporated, a Delaware corporation (the "Company"), at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of June 3, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 6 is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     At 12:01 A.M., New York City time, on Wednesday, July 1, 1998, the Offer expired. Based on information provided by the Depositary, a total of approximately 4,933,013 Shares (or approximately 98% of the Shares outstanding) (including approximately 32,746 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $21.00 per Share in cash.

     Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent and each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held in the treasury of the Company and each Share owned by the Parent, the Purchaser or the Company or any direct or indirect subsidiary of the Parent, the Purchaser or the Company, and Shares owned by stockholders who have not voted in favor of or consented to the Merger and who have delivered a written demand for appraisal of their Shares in accordance with the DGCL) shall be converted into the right to receive $21.00 per Share in cash, without interest, less any required withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by the Parent on July 1, 1998, a copy of which is filed as Exhibit
(a)(10) hereto and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Press Release issued by the Parent on July 1, 1998.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BOWNE & CO., INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

                                          DESI ACQUISITION, INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

Date: July 1, 1998

                                 EXHIBIT INDEX

EXHIBIT                                                                      PAGE
  NO.                                  DESCRIPTION                           NO.
-------                                -----------                           ----
  11(a)(10)    Press release issued by the Parent on July 1, 1998..........